Type 1 Media, Inc.
5959 Spring Garden Road, #1507
Halifax, NS, Canada B3h 1Y5

October 8, 2013

VIA EDGAR
Larry Spirgel, Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:	Type 1 Media, Inc. Amendment No. 1 to Registration Statement on Form S-l Filed August 12, 2013 File No. 333-189731

Dear Mr. Sprigel:

Type 1 Media, Inc. (“Type 1 Media”, the “Company”, “we”, “us” or “our”) hereby transmits our response to the letter received by us from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated August 21, 2013, regarding the above referenced filing. As requested in your letter, we have provided responses to the questions raised by the Staff. For your convenience, the matters are listed below, followed by the Company’s responses:

General

1.
We note your response to comment 2 from our letter dated July 23, 2013. You state that the selling shareholders have purchased their shares between March and June 2013. Please provide us with additional information regarding when the selling stockholders purchased their shares, including dates and share amounts. In addition, please tell us how you have used the proceeds from this offering to fund your operations.

Response: As a follow up to our response to comment 2 from your letter dated July 23, 2013, we respectfully advise the Staff that between April 2013 and May 2013, the Company sold an aggregate of 700,000 shares to the following 32 shareholders:

Name	Shares	Amount	Date Invested

Rosalyn Miller	80,000	$4,000	4/9/2013
Dawn McGahen	80,000	$4,000	4/9/2013
Renee Hood	80,000	$4,000	4/9/2013
Mark Davidson	20,000	$1,000	4/19/2013
Dexter Davidson	20,000	$1,000	4/22/2013
Patrick Engel	10,000	$500	4/22/2013
Randy Bryant	10,000	$500	4/24/2013
Ryan Leonardo	10,000	$500	4/24/2013
Brent Walters	20,000	$1,000	4/24/2013
Bernard Harkleroad	20,000	$1,000	4/24/2013
Ronald Clark	20,000	$1,000	4/24/2013
Stephen Dye	20,000	$1,000	4/25/2013
David Jarvis	10,000	$500	4/25/2013
Wiliiam Keefer	10,000	$500	4/26/2013
Dale East	20,000	$1,000	4/26/2013
John Hamm	10,000	$500	4/26/2013
Greg Elliott	10,000	$500	4/30/2013
Paul Saba	10,000	$500	5/1/2013
Jeanne Ballard	10,000	$500	5/1/2013
Kimberly Tackett	10,000	$500	5/1/2013
Nicholas Dent	20,000	$1,000	5/2/2013
Stephen Brubaker	10,000	$500	5/6/2013
Paul Parrish	70,000	$3,500	5/10/2013
James Parrish	40,000	$2,000	5/10/2013
Jennifer Hupfer	10,000	$500	5/11/2013
Oliver Dumire	10,000	$500	5/11/2013
Laura Stafford	10,000	$500	5/12/2013
Richard Blake Tasker III	10,000	$500	5/14/2013
Chelsea Stickelman	10,000	$500	5/14/2013
Heather Minny	10,000	$500	5/14/2013
LaToya Hambrick	10,000	$500	5/16/2013
William Patterson	10,000	$500	5/17/2013

The proceeds from our offering have been used to pay the expenses associated with the offering and registration statement, including SEC, accounting and legal fees. The total expenses paid as of the current date are $15,004.78.

General

2.	Please update your financial statements and other financial information to include the interim period ended June 30, 2013, as required by Rule 8-08 of Regulation S-X.

Response: We hereby advise the Staff that we have updated our financial information to include the interim period ended June 30, 2013.

Prospectus Summary, page 6

3.
We note your response to comment 10 from our letter dated July 23, 2013. You state, "the Company.. .intend (sic) for the Company to be used as a vehicle for a private company to become a reporting company." But you also state that you have "no intention to enter into a reverse merger, consolidations or business combination with any entity in an unrelated industry." Please reconcile. In addition, please include disclosure regarding your intentions, or lack thereof, in your prospectus summary.

Response: We respectfully advise the Staff that the Company, the Company’s officers and directors, any Company promoters, or their affiliates, do not intend for the Company to be used as a vehicle for a private company to become a reporting company. We have no intention to enter into a reverse merger, consolidation or business combination with any entity in an unrelated industry.

Description of Business, page 20

4.
On page 6, you disclose that you "expect to generate revenue by providing a media channel" to companies that provide products and services to people with type 1 diabetes. Please expand your description of your business to specify how you intend to generate this revenue. For example, disclose whether you intend to generate revenue from third- party advertising on your website or selling products on behalf of your sponsors.

Response: In response to the Staff’s comment, we have revised our disclosure to include that Type 1 Media intends to generate revenue via the Welcome to Type 1 project by selling third-party advertising on our website. We intend the advertising to take the form of logo placement and informational videos about the products in question. These products are expected to be insulin pumps, insulins, blood glucose meters, dextrose tabs, continuous glucose monitors, and other products or services that are useful for individuals new to type 1 diabetes. We create the informational videos in collaboration with our advertisers. These advertisers purchase advertising in the form of ‘sponsorship blocks’.

Consolidated Financial Statements as of March 31, 2013

Note 2. Summary of Significant Accounting Policies Revenue Recognition, page F-12

5.
Expand the disclosure of your revenue recognition policy to explain in more detail how you applied the criteria in the accounting standards to the transactions that generated revenue in your financial statements.

Response: We hereby advise the Staff that the disclosure has been expanded to explain in more detail how we applied the accounting standards to the transactions that generated revenue in our financial statements.

Note 7. Subsequent Events, page F-37

6.
We note that as of August 8, 2013, you report 5,700,000 shares of common stock outstanding. Revise to disclose the sale of 700,000 of shares of common stock that were issued after March 31, 2013 in accordance with ASC 855-10-50-2.

Response: We respectfully advise the Staff that the 5,700,000 shares of common stock outstanding are now disclosed in Note 5 – Stockholders’ Deficit with the updating of the financial statements to include the interim period ended June 30, 2013.

Results of Operations, page 29

7.
You state that as of the date of this Prospectus, you have sold two of the nine available sponsorship blocks. Please tell us how you accounted for the sale of these blocks and when they were recognized in your financial statements.

Response: We hereby advise the Staff that we have revised the statement in our original prospectus regarding the sale of sponsorship blocks, as the Company only sold one of the nine available sponsorship blocks. We have revised the relevant disclosures throughout the prospectus accordingly. The Company sold one of the nine available sponsorship blocks at CAD60,000 on April 15, 2012 expiring December 31, 2014. The Company accounted for the sale of the content sponsorship block ratably over the period in which the related sponsorship content is available on the Company’s website. For the year ended December 31, 2012 the Company recognized content sponsorship revenue of $16,362 in its financial statements. For the interim period ended June 30, 2013 and 2012 the Company recognized content sponsorship revenue of $9,090 and $3,636 in its financial statements, respectively.

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Type 1 Media, Inc.

By:	/s/ Jonathan White
Name: Jonathan White
Title: President